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                       SEWARD & KISSEL LLP
                       1200 G Street, N.W.
                     Washington, D.C. 20005

                    Telephone: (202) 737-8833
                    Facsimile: (202) 737-5184

                   Writer's Direct Dial Number
                         (202) 737-8833


                                                 October 31, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

    RE:  Alliance All-Asia Investment Fund, Inc.
         (File Nos. 33-84270 and 811-08776)
         Accession #: 0000919574-01-501013
         CIK #: 0000930438

Dear Ladies and Gentlemen:

    The purpose of this letter is to request that the amendment to the registration statement on Form N-1A for the Alliance All-Asia Investment Fund, Inc., filed on October 30, 2001 (Accession #: 0000919574-01-501013), be withdrawn from the SEC's database.

    We inadvertently filed an amendment for a different fund using the filing submission information for the Alliance All-Asia Investment Fund, Inc. We subsequently filed the correct amendment for the Alliance All-Asia Investment Fund, Inc. on October 31, 2001 (Accession #: 0000919574-01-501032). We
respectfully request that the SEC withdraw the amendment filed on October 30, 2001 for the Alliance All-Asia Investment Fund, Inc. (Accession #: 0000919574-01-501013) pursuant to Rule 477(a) under the Securities Act of 1933.

    We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.


                                  Sincerely,


                                  /s/ Paul M. Miller
                                  ___________________________
                                      Paul M. Miller




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